UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67887

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Qatalyst Partners LP

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Maritime Plaza, FL 24
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Tan	415-844-7700	michael.tan@qatalyst.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

405 Howard Street, Suite 600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Jason DiLullo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Qatalyst Partners LP, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAMES FLEMING JR.
Notary Public - California
San Francisco County
Commission # 2366482
My Comm. Expires Jul 20, 2025

Signature: ____________________

Title:
President

____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Qatalyst Partners LP
Statement of Financial Condition
December 31, 2022
(Public)

Report of Independent Registered Public Accounting Firm

To the Partners of Qatalyst Partners LP:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Qatalyst Partners LP (the "Partnership") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2023

We have served as the Partnership's auditor since 2008.

PricewaterhouseCoopers LLP, 405 Howard Street, Suite 600, San Francisco, CA 94105
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Qatalyst Partners LP
Statement of Financial Condition
December 31, 2022

Assets	
Cash	$ 11,414,147
Restricted cash (Note 2)	412,343
Total cash and restricted cash	11,826,490
Accounts and investment banking fees receivables (Note 2)	141,710
Prepaid expenses and other assets	2,124,564
Operating lease right-of-use asset (Note 4)	3,888,989
Fixed assets, net	19,127
Total assets	$ 18,000,880
Liabilities and Partners' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 2,000,680
Operating lease liability (Note 4)	4,499,345
Deferred liabilities	154,168
Total liabilities	6,654,193
Commitments and contingencies (Note 4)	
Partners' equity	11,346,687
Total liabilities and partners' equity	$ 18,000,880

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

Qatalyst Partners LP (the "Partnership"), a wholly-owned subsidiary of Qatalyst Group LP (the “Parent”), is a broker-dealer registered with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership is Qatalyst Management LLC. The Partnership operates as an advisory broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

In accordance with ASC 326, Financial Instruments – Credit Losses, management believes that the aggregate net fair value of accounts and investment banking fees receivables approximate their carrying value because such receivables are short-term in nature.

Cash and Restricted Cash

The Partnership considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Partnership holds cash in financial institutions in excess of FDIC insured limits. The Partnership periodically assesses the financial condition of these institutions and their corresponding credit risk. The Partnership has a certificate of deposit of $412,343 that is collateral for a standby letter of credit related to its office lease (Note 4).

Accounts and Investment Banking Fees Receivables

Accounts and investment banking fees receivables include receivables relating to the Partnership’s investment banking or advisory engagements. The Partnership records an allowance for doubtful accounts on these receivables on a specific identification basis. No allowance for doubtful accounts was recorded as of December 31, 2022.

Leases

The Partnership determines whether an arrangement is a lease for accounting purposes at contract inception. Operating lease liability is recognized based on the present value of the remaining lease payments, using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable, a risk-free rate for a period comparable to the lease term was used to determine the present value of future lease payments. Operating right-of-use (ROU) asset is generally recognized based on the amount of the initial measurement of the lease liability. Lease expense is recognized on a straight-line basis over the lease term. Lease and non-lease components are accounted for separately. Operating leases are included in operating lease right-of-use asset and operating lease liability on the Statement of Financial Condition. As of December 31, 2022, the Partnership had no finance leases.

3. Fixed Assets

As of December 31, 2022, fixed assets consisted of the following:

	Computers, software and equipment	Furniture and fixtures	Total
Fixed assets	$ 1,235,711	$ 1,810,965	$ 3,046,676
Less: Accumulated depreciation	(1,216,584)	(1,810,965)	(3,027,549)
Fixed assets, net	$ 19,127	$ -	$ 19,127

4. Commitments and Contingencies

Operating Leases

The Partnership leases office space under an operating lease. The Partnership amended the original lease on September 9, 2019 to extend the expiration date of the lease to November 30, 2024.

The Partnership has a standby letter of credit for $412,343 to cover the security deposit for its office lease.

The following table provides summary information related to our operating lease as of December 31, 2022:

Operating leases:	
Weighted average remaining lease term	1.9 years
Weighted average discount rate	1.5%

As of December 31, 2022, the future minimum lease payments under noncancelable operating leases are as follows:

2023	$ 2,347,319
2024	2,214,782
Total	4,562,101
Less: present value discount	(62,756)
Lease liability	$ 4,499,345

5. Litigation

Due to the nature of its business, the Partnership may in the future be subject to various threatened or filed legal actions. Such litigation is inherently uncertain and the ultimate resolution of such litigation could be determined by factors outside of the Partnership's control. Management believes that there are no currently known actions or reasonably likely threat of any actions that would result in any material adverse effect on the Partnership's financial statements.

6. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2022, the Partnership had net capital of $9,392,943, which was $9,258,196 in excess of its required net capital of $134,747. The Partnership's percentage of aggregate indebtedness to net capital was 21.52%.

7. Related Party

The Partnership is subject to an expense sharing agreement with the Parent, whereby certain overhead expenses are allocated between the Partnership and the Parent based on the benefit derived from the services provided.

8. Subsequent Events

Subsequent to December 31, 2022, the Partnership distributed $17,000,000 to its Parent. Adequate net capital was maintained after the distribution was made.

As of February 28, 2023, the date the financial statements were available to be issued, no other subsequent events or transactions had occurred that would have materially impacted the financial statements as presented.